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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------


                                  SCHEDULE 13G


             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)



                          LEHMAN BROTHERS HOLDINGS INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                   524908 10 0
                                 (CUSIP Number)



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                                 SCHEDULE 13G

CUSIP NO.:  524908 10 0

(1)   NAME OF REPORTING PERSON:  Nippon Life Insurance Company

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a)         |_|

      (b)         |_|

(3)   SEC USE ONLY


(4)   CITIZENSHIP OR PLACE OF ORGANIZATION:  Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      (5)   SOLE VOTING POWER:  8,400,307

      (6)   SHARED VOTING POWER:

      (7)   SOLE DISPOSITIVE POWER:  8,400,307

      (8)   SHARED DISPOSITIVE POWER:

(9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON:  8,400,307

(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES                      |_|

(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):  8.0%

(12)  TYPE OF REPORTING PERSON:  IC



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ITEM 1(a).        NAME OF ISSUER:

                  Lehman Brothers Holdings Inc. (the "Issuer")


ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  3 World Financial Center
                  New York, NY  10285


ITEM 2(a).        NAME OF PERSON FILING:

                  Nippon Life Insurance Company


ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
                  RESIDENCE:

                  2-2 Yurakucho, 1-chome
                  Chiyoda-ku, Tokyo 100,
                  Japan


ITEM 2(c).        CITIZENSHIP:

                  Japan


ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

                  Common Stock


ITEM 2(e).        CUSIP NUMBER:

                  524908 10 0


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

            (a)   |_| Broker or dealer registered under Section 15 of
                      the Act,

            (b)   |_| Bank as defined in Section 3(a)(6) of the Act,

            (c)   /X/ Insurance Company as defined in Section
                      3(a)(19) of the Act,

            (d)   |_| Investment Company registered under Section 8
                      of the Investment Company Act,




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            (e)   |_| Investment Adviser registered under Section 203
                      of the Investment Advisers Act of 1940,

            (f)   |_| Employee Benefit Plan, Pension Fund which is subject
                      to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund, see
                      13d-1(b)(1)(ii)(F),

            (g)   |_| Parent Holding Company, in accordance with
                      Rule 13d-1(b)(ii)(G); see Item 7,

            (h)   |_| Group, in accordance with Rule
                      13d-1(b)(1)(ii)(H).


ITEM 4.     OWNERSHIP.

            If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

            (a)   Amount beneficially owned:

                  8,400,307

            (b)   Percent of class:  8.0%


            (c)   Number of shares as to which such person has:

                  (i)   Sole power to vote or to direct the vote:

                        8,400,307

                  (ii)  Shared power to vote or to direct the vote:
                        -0-

                  (iii) Sole power to dispose or to direct the
                        disposition of:

                        8,400,307

                  (iv) Shared power to dispose or to direct the disposition of: -0-


ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

            If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the Common Stock, check the following |_|.


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ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
            ANOTHER PERSON.

            Not applicable

ITEM 7.     IDENTIFICATION AND CLASSIFICATION OF THE
            SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
            REPORTED ON BY THE PARENT HOLDING COMPANY.

            Not applicable

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
            THE GROUP.

            Not applicable


ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

            Not applicable


ITEM 10.    CERTIFICATION.


         By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.





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                                    SIGNATURE



         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

February 12, 1997

                                    NIPPON LIFE INSURANCE COMPANY


                                    By:  /s/ Junichi Miyagaki
                                         --------------------------------
                                         Junichi Miyagaki
                                         Deputy Chief Rep.







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